Atlas Technical Consultants, Inc.

13215 Bee Cave Parkway,

Building B, Suite 230

Austin, Texas 78738

November 12, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Cara Wirth

Re:	Atlas Technical Consultants, Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-249553

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Atlas Technical Consultants, Inc. a Delaware corporation (the “Company”), hereby requests withdrawal of Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (File No. 333-249553) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2020.

The Company is withdrawing the Amendment No. 1 in view of the fact that it was inadvertently filed by the Company with the SEC under the incorrect Edgar Submission Type. The Company will re-file under the correct Edgar Submission Type, namely, POS AM. Please address any questions you may have to Michael W. Rigdon and Julian J. Seiguer at Kirkland & Ellis LLP, 609 Main Street, Suite 4500, Houston, TX, 77002, telephone number (713) 836-3600.

Thank you for your assistance with this matter.

Sincerely,

Atlas Technical Consultants, Inc.

By:	/s/ David D. Quinn
David D. Quinn Chief Financial Officer

cc:	Michael Rigdon and Julian J. Seiguer, Kirkland & Ellis LLP